SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. )(1)

                             PLM INTERNATIONAL, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                    69341L106
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                   May 5, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

                        Exhibit Index Appears on Page 10
--------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 69341L106               13D           Page 2 of 11 Pages
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================================================================================
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                STEEL PARTNERS II, L.P.
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /
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     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                            646,300
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                    8          SHARED VOTING POWER

                                        -0-
            --------------------------------------------------------------------
                    9          SOLE DISPOSITIVE POWER

                                        646,300
            --------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     646,300
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        7.0%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 69341L106               13D           Page 3 of 11 Pages
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================================================================================
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                  WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                            646,300
  OWNED BY
    EACH
 REPORTING
PERSON WITH
            --------------------------------------------------------------------
                    8          SHARED VOTING POWER

                                        - 0 -
            --------------------------------------------------------------------
                    9          SOLE DISPOSITIVE POWER

                                        646,300
            --------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER

                                        - 0 -
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     646,300
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         7.0%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 69341L106               13D           Page 4 of 11 Pages
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         The  following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").

Item 1.           Security and Issuer.

                  This statement relates to shares (the "Shares") of the common stock, par value $.01 per share ("Common Stock"), of PLM International, Inc. ("Issuer"). The principal executive offices of the Issuer are located at One Market, Steuart Street Tower, Suite 800, San Francisco, California 94105.

Item 2.           Identity and Background.

                  (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), and Warren G.
Lichtenstein.

                  Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                  Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position with Steel Partners II, Mr. Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

                  (b) The principal business address of each Reporting Person is 750 Lexington Avenue, 27th Floor, New York, New York 10022.

                  (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal occupation of Mr. Lichtenstein is investing in the securities of microcap companies.

                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 69341L106               13D           Page 5 of 11 Pages
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                  (f)  Mr. Lichtenstein is a citizen of the United States
of America.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 646,300 Shares of Common Stock owned by Steel Partners II is $2,890,899. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

Item 4.           Purpose of Transaction.

                  The Reporting Persons purchased the Shares of the Issuer based on the Reporting Persons' belief that the Shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable.

                  The Reporting Persons have had discussions with the Issuer and intend to have future discussions with the Issuer about the business operations of the Issuer and ways to enhance stockholder value. The Reporting Persons intend to actively monitor efforts by management to increase stockholder value. Accordingly, the Reporting Persons are generally in favor of the proposals made by the PLM Stockholders Committee (the "Committee") which have been proposed for consideration at the 1997 Annual Meeting of the Stockholders of the Issuer which seek the removal of anti-takeover provisions. The Reporting Persons have no agreements or understandings with the Committee or the Issuer and will further evaluate the proposals of the Committee as well as the Issuer's position prior to deciding whether to vote for or against or abstain from voting on the Committee's proposals. The Reporting Persons may also in the future propose certain matters for consideration and approval by the Issuer's stockholders. The Reporting Persons may also decide in the future, should the Issuer's Shares continue to be undervalued, to propose a transaction with the Issuer whereby the Reporting Persons would seek to acquire control of the Issuer in a negotiated transaction or otherwise. Should the Issuer's Shares continue to be undervalued, the Reporting Persons also may seek in the future to have one or more of its representatives appointed to the Board of Directors of the Issuer, by agreement with the Issuer or otherwise, including by running its own slate of nominees at an annual or special meeting of the Issuer.

                  No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule 13D except as set

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CUSIP No. 69341L106               13D           Page 6 of 11 Pages
-------------------------                     ----------------------------------





forth herein or such as would occur upon completion of any of the actions discussed above. Steel Partners II intends to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares of Common Stock or selling some or all of its Shares or to change its intention with respect to any and all matters referred to in Item 4.

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 9,203,331 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997.

                  As of the close of business on May 13, 1997, Steel Partners II beneficially owns 646,300 Shares of Common Stock, constituting approximately 7.0% of the Shares outstanding. Mr. Lichtenstein may be deemed to beneficially own all shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

                  (b) By virtue of his positions with Steel Partners II, Mr. Lichtenstein has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

                  (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

                  (e)      Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

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CUSIP No. 69341L106               13D           Page 7 of 11 Pages
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Item 7.           Material to be Filed as Exhibits.

                  1.       Joint Filing Agreement

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CUSIP No. 69341L106               13D           Page 8 of 11 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    May 14, 1997                      STEEL PARTNERS II, L.P.

                                            By:   Steel Partners, L.L.C.
                                                  General Partner

                                            By:/s/ Warren G. Lichtenstein
                                               ---------------------------
                                                   Warren G. Lichtenstein,
                                                   Chief Executive Officer

                                             /s/ Warren G. Lichtenstein
                                             -----------------------------
                                               WARREN G. LICHTENSTEIN

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CUSIP No. 69341L106               13D           Page 9 of 11 Pages
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                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days
               --------------------------------------------------





Shares of Common                   Price Per                    Date of
Stock Purchased                      Share                      Purchase
---------------                      -----                      --------

                             STEEL PARTNERS II, L.P.
                             -----------------------

    2,000                           3.92000                      4/9/97

   41,500                           4.04500                     4/11/97

    6,000                           4.04500                     4/14/97

    6,000                           4.04500                     4/15/97

   11,700                           4.14328                     4/16/97

      200                           4.10750                     4/17/97

      100                           4.41250                     4/18/97

  128,900                           4.24045                     4/21/97

   11,000                           4.04500                     4/22/97

   31,000                           4.23048                     4/25/97

   63,800                           4.84535                     4/29/97

   20,000                           4.79190                     4/30/97

    2,000                           4.59130                      5/5/97

   22,300                           5.07572                      5/6/97

   20,000                           5.28000                      5/7/97

   26,100                           5.29440                      5/8/97

   12,900                           5.33160                      5/9/97

   67,700                           5.47170                     5/12/97

   16,000                           5.57850                     5/13/97

   19,300                           5.49700                     5/14/97


                               WARREN LICHTENSTEIN
                               -------------------

                                      None.

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CUSIP No. 69341L106               13D           Page 10 of 11 Pages
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                                  EXHIBIT INDEX


Exhibit                                                                     Page
-------                                                                     ----

1.       Joint Filing Agreement                                              11

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CUSIP No. 69341L106               13D           Page 11 of 11 Pages
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                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated May 14, 1997 (including amendments thereto) with respect to the Common Stock of PLM International, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:      May 14, 1997                    STEEL PARTNERS II, L.P.

                                            By:      Steel Partners, L.L.C.
                                                     General Partner


                                            By:/s/ Warren G. Lichtenstein
                                               --------------------------
                                                   Warren G. Lichtenstein,
                                                   Chief Executive Officer

                                              /s/ Warren G. Lichtenstein
                                            -----------------------------
                                               WARREN G. LICHTENSTEIN